Exhibit 99.1

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Consolidated and Combined Financial Statements

December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm	1 - 2

Financial Statements

Consolidated and combined balance sheet	3

Consolidated and combined statement of operations	4

Consolidated and combined statement of changes in members’ equity	5

Consolidated and combined statement of cash flows	6

Notes to consolidated and combined financial statements	7 -17

Supplementary Information

Combining balance sheet	18

Combining statement of operations	19

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Springleaf Acquisition Corporation and the members of SpringCastle Finance, LLC, SpringCastle Credit, LLC, SpringCastle America, LLC and SpringCastle Acquisition, LLC:

We have audited the accompanying consolidated and combined financial statements of SpringCastle Finance, LLC, SpringCastle Credit, LLC, SpringCastle America, LLC and SpringCastle Acquisition, LLC (collectively “the Company”) which comprise the consolidated and combined balance sheet as of December 31, 2013, and the related consolidated and combined statements of operations, of changes in members’ equity and of cash flows for the period from April 1, 2013 (date of inception) through December 31, 2013.

Management’s Responsibility for the Consolidated and Combined Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated and combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated and combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated and combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated and combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated and combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated and combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, LLP, One North Wacker Drive, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Opinion

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of SpringCastle Finance, LLC, SpringCastle Credit, LLC, SpringCastle America, LLC and SpringCastle Acquisition, LLC at December 31, 2013, and the results of their operations and cash flows for the period from April 1, 2013 (date of inception) through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated and combined financial statements taken as a whole. The combining balance sheet and combining statement of operations (the “combining information”) is presented for purposes of additional analysis and is not a required part of the consolidated and combined financial statements. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated and combined financial statements. The combining information has been subjected to the auditing procedures applied in the audit of the consolidated and combined financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated and combined financial statements or to the consolidated and combined financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the combining information is fairly stated, in all material respects, in relation to the consolidated and combined financial statements taken as a whole.

March 26, 2014

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Consolidated and Combined Balance Sheet

December 31, 2013

(dollars in thousands)

Assets
Cash and cash equivalents	$3,045
Restricted cash	173,761
Net finance receivables, before allowance for finance receivable losses	2,573,634
Allowance for finance receivable losses	1,057

Net finance receivables, after allowance for finance receivable losses	2,572,577
Debt issuance costs, net	16,024

Total assets	$2,765,407

Liabilities and Members’ Equity
Liabilities:
Securitized debt - class A	$1,657,033
Securitized debt - class B, at fair value	353,400
Accounts payable and accrued expenses	10,383
Due to related entities	22,329

Total liabilities	2,043,145

Members’ equity:
Members’ equity contributions, net	440,689
Retained earnings	281,573

Total members’ equity	722,262

Total liabilities and members’ equity	$2,765,407

See Notes to Consolidated and Combined Financial Statements.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Consolidated and Combined Statement of Operations

For the Period from April 1, 2013 (Inception) through December 31, 2013

(dollars in thousands)

Interest income	$339,307
Accretion of acquisition discount	141,749

Total interest income	481,056
Interest expense	71,639

Net interest income	409,417
Provision for finance receivable losses	60,619

Net interest income after provision for finance receivable losses	348,798
Other income	5,750
Operating expenses:
Servicing expenses	63,965
Other expenses	9,010

Net income	$281,573

See Notes to Consolidated and Combined Financial Statements.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Consolidated and Combined Statement of Changes in Members’ Equity

For the Period from April 1, 2013 (Inception) through December 31, 2013

(dollars in thousands)

	Members’ Equity Contributions	Retained Earnings	Total Members’ Equity
Balance, April 1, 2013	$—	$—	$—
Contributions from members	826,568	—	826,568
Net income	—	281,573	281,573
Return of capital	(385,879)	—	(385,879)

Balance, December 31, 2013	$440,689	$281,573	$722,262

See Notes to Consolidated and Combined Financial Statements.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Consolidated and Combined Statement of Cash Flows

For the Period from April 1, 2013 (Inception) through December 31, 2013

(dollars in thousands)

Cash flows from operating activities
Net income	$281,573
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for finance receivable losses	60,619
Amortization of debt issuance costs	10,110
Amortization of debt issuance discount	1,814
Fair value adjustment for securitized debt, class B	(5,534)
Accretion of acquisition discount	(141,749)
Change in assets and liabilities:
Accrued interest receivable	(763)
Due to related entities	22,329
Accounts payable and accrued expenses	10,383

Net cash provided by operating activities	238,782

Cash flows from investing activities
Cash paid for acquisition of finance receivables	(2,963,547)
Cash advanced on active revolving finance receivables	(83,161)
Principal collections on finance receivables	556,024
Change in restricted cash	(173,761)

Net cash used in investing activities	(2,664,445)

Cash flows from financing activities
Proceeds from issuance of securitized debt, class A	2,200,000
Proceeds from issuance of securitized debt, class B	357,120
Payments on securitized debt, class A	(542,967)
Payment of debt issuance costs	(26,134)
Contributions from members	826,568
Return of capital to members	(385,879)

Net cash provided by financing activities	2,428,708

Net increase in cash and cash equivalents	3,045
Cash and cash equivalents
Beginning	—

Ending	$3,045

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$53,296

See Notes to Consolidated and Combined Financial Statements.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 1.     Nature of Business and Significant Accounting Policies

Nature of business: SpringCastle America, LLC (SC America), SpringCastle Credit, LLC (SC Credit), and SpringCastle Finance, LLC (SC Finance), referred to collectively as the Company, are Delaware limited liability companies formed in March 2013 for the purpose of executing the loan portfolio acquisition described below and contracts for loan servicing. SC America purchased all loans considered to be nonperforming as of the date of acquisition. SC Credit purchased the performing closed-end loans and SC Finance acquired the performing loans with revolving privileges. Under the terms of the LLC agreements, the Company shall continue until dissolved.

On March 5, 2013, SpringCastle Acquisition LLC (SCA), a newly formed joint venture in which an indirect wholly-owned subsidiary, Springleaf Acquisition Corporation (SAC), and NRZ Consumer LLC (NRZ), previously an indirect subsidiary of Newcastle Investment Corp. (Newcastle), each held a 50% equity interest entered into a definitive agreement to purchase a portfolio of loans from HSBC Finance Corporation and certain of its affiliates (collectively HSBC). On April 1, 2013, BTO WillowHoldings, L.P. (Blackstone), an affiliate of Blackstone Tactical Opportunities Advisors LLC, acquired a 23% equity interest in SCA, which reduced the equity interests of SAC and NRZ to 47% and 30%, respectively. Contributions and distributions are made based on each members’ relative interest in the Company.

A loan portfolio acquisition was completed on April 1, 2013 for a purchase price of $3.0 billion, at which time the portfolio consisted of over 415,000 finance receivable accounts with a $3.9 billion unpaid principal balance (Acquired Portfolio). The Acquired Portfolio included both unsecured loans and loans secured with subordinate residential real estate mortgages which are serviced as unsecured loans due to the fact that the liens are subordinated to superior ranking security interests and the Company’s ability to realize any value on such liens in a liquidation situation is limited. The $3.0 billion purchase price was funded with $2.2 billion of debt and the remainder was funded with equity contributed from each of the joint venture members.

Immediately prior to the completion of the loan portfolio acquisition, SCA assigned its right to purchase the portfolio to SC America, SC Credit, and SC Finance, which in turn, immediately sold their respective portion of the portfolio to SpringCastle America Funding, LLC (SC America Funding), SpringCastle Credit Funding, LLC (SC Credit Funding), and SpringCastle Finance Funding, LLC (SC Finance Funding), each a Co-Issuer LLC, and collectively the “Co-Issuer LLCs” and a loan trustee in connection with the securitization of the loan portfolio on April 1, 2013. The Co-Issuer LLCs were formed for the purpose of executing the securitization of the Acquired Portfolio. The Co-Issuer LLCs are consolidated with their respective parent for purposes of presentation in the combined financial statements.

As of April 1, 2013, SpringCastle Holdings, LLC, a wholly-owned subsidiary of SAC, certain affiliates of Newcastle (Newcastle Affiliates) and Blackstone held a 47%, 30%, and 23% respective equity interest, in SC America, SC Credit, and SC Finance individually. On May 15, 2013, Newcastle distributed to its stockholders its investment in the Newcastle Affiliates, which still retain their equity interest in SC America, SC Credit, and SC Finance. SC America holds a 100% equity interest in SC America Funding, SC Credit holds a 100% equity interest in SC Credit Funding, and SC Finance holds a 100% equity interest in SC Finance Funding.

On April 1, 2013, Springleaf Finance, Inc. (SFI or Springleaf) entered into a servicing agreement with the Co-Issuer LLCs whereby SFI agreed to service the loans in the Acquired Portfolio effective on the servicing transfer date, which was September 1, 2013. Prior to the servicing transfer date, HSBC continued to service the Acquired Portfolio and perform collection services pursuant to an interim servicing agreement.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

Basis of presentation: The combined financial statements were prepared using generally accepted accounting principles in the United States of America (US GAAP). The accompanying combined financial statements include the consolidated financial statements of SC Finance, SC Credit, SC America, and SCA. All significant intercompany accounts and transactions have been eliminated upon consolidation of SC Finance, SC Credit, and SC America. SCA was formed for the purpose of facilitating cash management functions among SC Finance, SC Credit, and SC America. All significant intercompany accounts and transactions between SCA and the Company have been eliminated.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based upon assumptions at the balance sheet date, which could change materially, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates have been made by management with respect to the collectability of estimated future cash flows on portfolios (pools) of purchased credit impaired finance receivables. Management reviews the estimate of future collections and it is possible that its assessment of collectability may change based on actual results and other factors. Significant estimates have also been made by management with respect to the original segregation of loan pools, the initial fair value estimates of these pools, and the allowance for loan losses recorded on portfolios (pools) of purchased performing finance receivables. Actual results could differ from these estimates making it reasonably possible that a change in these estimates could occur.

Cash and cash equivalents, including restricted cash: Cash and cash equivalents include cash and short term investments with original maturities of three months or less.

Restricted cash represents funds collected from finance receivables that are restricted under the indenture for the Company’s securitized debt. A portion is restricted for the purpose of reducing the securitized debt balance based on the terms of the indenture.

The Company’s cash and restricted cash is deposited in financial institutions and management does not believe it is exposed to any significant credit risk on deposits. The Company has not experienced any losses in such accounts.

Finance receivables: At the time of purchase, the Acquired Portfolio was segregated into seven static accounting pools based on loan type, delinquency status at acquisition and other loan characteristics. Four of the seven accounting pools are composed of finance receivables that were deemed to be performing at the date of acquisition. These pools are referred to as the Performing Finance Receivables. Three of the seven accounting pools were composed of finance receivables that were deemed to be credit impaired at the date of acquisition. These pools are referred to as the Credit Impaired Finance Receivables.

Performing finance receivables and revenue recognition: The Performing Finance Receivables consist of two pools of accounts with revolving draw privileges and two pools of closed-end loans. The revolver pools consist of loans with an unpaid principal balance of $2.1 billion at acquisition with an allocated purchase price of $1.8 billion. The discount between the allocated cost of these pools and the

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

associated contractual receivable balance of the accounts is accreted into income on a straight-line basis over a period of 120 months. The closed-end pools consist of loans with an unpaid principal balance of $603 million at acquisition with an allocated purchase price of $423 million. The discount between the allocated cost of these pools and the associated contractual receivable balance is accreted into income on the interest method over the expected term of the receivables.

The Company accounts for its investment in the Performing Finance Receivables using the interest method in accordance with accounting principles generally accepted in the United States of America. Accrual of interest income on these finance receivables is suspended when the account is 90 days contractually past due with all previously accrued interest reversed. The accrual of interest income is not resumed until the account is less than 90 days contractually delinquent, at which time management considers collectability to be probable. Accrued interest receivable is included as a component of net finance receivables on the combined balance sheet.

Credit impaired finance receivables and revenue recognition: The Credit Impaired Finance Receivables consist of three pools which are deemed to be credit impaired due to the fact that the receivables were greater than 60 days contractually delinquent on the acquisition date or the accounts had been modified prior to acquisition. The Credit Impaired Finance Receivables consist of loans with an unpaid principal balance of $1.2 billion at acquisition with an allocated purchase price of $749 million. Each pool of Credit Impaired Finance Receivables is recorded at its allocated purchase price which approximates fair value.

The Company accounts for its investment in the Credit Impaired Finance Receivables using the accrual method under the guidance of Accounting Standards Codification (ASC) 310–30, Loans and Debt Securities Acquired with Deteriorated Credit Quality.

Accrual accounting for each credit impaired pool is measured as a unit for the economic life of the static pool (similar to one loan) for recognition of income on finance receivables, collections applied to principal on finance receivables, and provision for loss on impairment. The effective interest rate for each Credit Impaired Pool is estimated based on the estimated monthly collections over the estimated economic life of each pool, based on the Company’s collection experience. Income on finance receivables is accrued monthly based on each Credit Impaired Pool’s effective interest rate applied to each static pool’s monthly opening carrying value.

The Company initially freezes the expected yield estimated when the Credit Impaired Finance Receivables are purchased as the basis for subsequent impairment testing. Significant increases in actual, or expected future cash flows may be recognized prospectively through an upward adjustment of the expected yield over a portfolio’s remaining life. Any increase to the expected yield then becomes the new benchmark for impairment testing. If the collection estimates are not received or projected to be received, an allowance is established to maintain the then current expected yield using estimates of remaining expected cash flows.

Income on finance receivables is accrued monthly based on each credit impaired pool’s effective yield. Quarterly cash flows greater than the interest accrual will reduce the carrying value of the static pool. Likewise, cash flows that are less than the interest accrual will accrete the carrying balance. The effective yield is estimated and periodically recalculated based on the timing and amount of expected cash flows using Company’s collection models. A pool can become fully amortized (zero carrying balance

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

the on the balance sheet) while still generating cash collections. In this case, all cash collections are recognized as revenue when received and are presented as a component of interest income on the combined statement of operations.

Provision for finance receivable losses: Provision for finance receivable losses on the Performing Finance Receivables are charged to income in amounts sufficient to maintain an allowance for finance receivable losses at an adequate level to cover probable credit losses incurred in finance receivables. The allowance is calculated based on historical loss rates. Loan loss experience, contractual delinquency of finance receivables, current economic conditions that may affect the borrower’s ability to pay and management’s judgment are factors used in assessing the overall adequacy of the allowance and resulting provision for finance receivable losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes impacting loan performance.

The Company establishes allowances for all applicable credit impaired finance receivable pools to reflect only those losses incurred after acquisition. Allowances are established only subsequent to acquisition of the accounts.

The Company’s charge-off policy requires that balances on all accounts be charged off when the specific account is 181 or more days past due on a contractual basis. The loans may be charged off earlier or later based on management review.

Debt issuance costs, net: The Company capitalizes costs related to the issuance of debt. The costs are amortized using the effective interest method over the term of the related debt. Costs are presented net of accumulated amortization on the combined balance sheet. Amortization of these costs are included as a component of interest expense on the combined income statement.

Debt issuance discount: The issuance discount on the Company’s securitized debt is amortized using the effective interest method over the expected term of the related debt, updated for changes in expected cash flows. Amortization is included as a component of interest expense on the combined income statement.

Class B Notes: The Company determined that the Class B Notes are a financial instrument that contains a derivative instrument that is “embedded” in the financial instrument. The Company has elected to measure the Class B Notes, as the host contract, at fair value, with changes in fair value reported in current earnings. This election was made in lieu of bifurcating and separately reporting the fair value of the embedded derivative financial instrument.

The Company has elected to separate the interest expense from the full change in fair value of the Class B Notes and present that amount in interest expense. The remainder of the change in fair value is presented in a separate line item in the income statement as other income.

Servicing expenses: The Company does not service any of the Acquired Portfolio, therefore the Company incurs costs from other entities for the servicing of the acquired receivables. HSBC serviced the loan portfolio as an interim servicer from the acquisition date through September 1, 2013. Thereafter, the loan portfolio is being serviced by SFI, a related party.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

Income taxes: SC America, SC Credit, SC Finance, and SCA are all limited liability companies; therefore, each entity’s members account for each entity’s items of income, deduction and losses on their corporate tax returns. In accordance with the generally accepted method of presenting financial statements for limited liability companies, the combined financial statements do not include the assets and liabilities of the members, including the obligation for income taxes on the members’ distributive share of the net income of the Company or the members’ rights to refunds on its net loss, nor any provision for income tax expense or an income tax refund.

Subsequent events: The Company has evaluated its subsequent events (events occurring after December 31, 2013) through March 26, 2014, which represents the date the financial statements were available to be issued.

Note 2.     Finance Receivables

Finance receivables at December 31, 2013 consisted of the following:

Gross finance receivables, Performing Finance Receivables	$2,335,659
Unamortized acquisition discount on Performing Finance Receivables	(379,893)

Performing finance receivables, before allowance for finance receivable losses	1,955,766
Gross Credit Impaired Finance Receivables	597,238
Accrued interest receivable	20,630

Finance receivables, before allowance for finance receivable losses	$2,573,634
Allowance for finance receivable losses	1,057

Net finance receivables	$2,572,577

Unused lines of credit on the portfolio loans secured with subordinated residential real estate mortgages can be suspended at any time or at the Company’s discretion if one of the following occurs: the value of the real estate declines significantly below the property’s initial appraised value; management believes the borrower will be unable to fulfill the repayment obligations because of a material changes in the borrower’s financial circumstances; or any other default by the borrower of any material obligation under the agreement. Unused lines of credit on home equity lines of credit secured with subordinated residential real estate mortgages can be terminated for delinquency. Unused lines of credit on unsecured loans can be terminated at management’s discretion. Unused credit lines extended to customers by the Company totaled $366 million at December 31, 2013.

For the Credit Impaired Pools in the Acquired Portfolio accounted for under ASC 310-30, the expected cash flows reflect anticipated prepayments, determined on a pool basis based on the anticipated collection plan of these loans. The expected prepayments used to determine the accretable yield are consistent between the cash flows expected to be collected and projections of contractual cash flows so as not to affect the nonaccretable difference. For the Performing Pools in the Acquired Portfolio accounted for under ASC 310-20, prepayments result in the recognition of the accretable balance as current period yield. Changes in prepayment assumptions may change the amount of interest income and principal expected to be collected. The amount of accretion earned on performing finance receivables was $56.3 million.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 2.     Finance Receivables (Continued)

The below summarizes the Credit Impaired Pools that were part of the Acquired Portfolio:

Contractually required principal and interest at acquistion	$1,858,408
Contractual cash flows not expected to be collected (nonaccretable discount)	671,954

Expected cash flows at acquisition	1,186,454
Interest component of expected cash flows (accretable discount)	437,604

Fair value of acquired finance receivables	$748,850

Accretable discount represents the amount of income the Company can expect to generate over the remaining life of its Credit Impaired Pools based on estimated future cash flows as of December 31, 2013. Changes in accretable discount for the period ended December 31, 2013 were as follows:

Balance, beginning	$—
Additions	437,604
Reclassification from nonaccretable difference	73,987
Accretion	(85,497)

Balance, ending	$426,094

Note 3.     Allowance for Finance Receivable Losses and Credit Quality Information

Changes in the allowance for finance receivable losses recorded on the Performing Pools for the period ended December 31, 2013 were are follows:

Beginning balance, allowance for finance receivable losses	$—
Provision for finance receivable losses	60,619
Charge-offs	(65,532)
Recoveries	5,970

Ending balance, allowance for finance receivable losses	$1,057

Finance receivables, before allowance for finance receivable losses:
Evaluated collectively for impairment	$1,976,396
Purchased credit impaired receivables	597,238

$2,573,634

Allowance for finance receivable losses as a percent of finance receivables evaluated collectively for impairment, before allowance for finance receivable losses	0.1%

ASC 310-30 requires that the Company continue to estimate cash flows expected to be collected over the life of each pool of credit impaired loans. Upon subsequent evaluation, if it is probable that the Company will be unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition, the pool is evaluated for impairment. In any given period, the Company may be required to record valuation allowances due to pools of receivables underperforming expectations. Factors that may contribute to the recording of valuation allowances may include both internal as well as external factors. As of December 31, 2013 the Company has not recorded any valuation allowance on the Credit Impaired Pools.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 3.     Allowance for Loan Losses and Credit Quality Information (Continued)

The Company considers the contractual delinquency status and nonperforming status of the finance receivable as the primary credit quality indicators. The Company monitors delinquency trends to manage exposure to credit risk. The Company considers finance receivables 60 days or more past due as delinquent.

The following is a summary of finance receivables by days delinquent:

Net finance receivables, before allowance for finance receivables:	Balance	Percent
60-89 days past due	$63,975	2.5%
90-119 days past due	50,760	2.0%
120-149 days past due	35,620	1.4%
150-179 days past due	28,374	1.1%
180 days or more past due	5,880	0.2%

Total delinquent finance receivables	$184,609	7.2%
Current	2,284,221	88.7%
30-59 days past due	104,804	4.1%

Total	$2,573,634	100.0%

Nonperforming Finance Receivables: We also monitor finance receivable performance trends to evaluate the potential risk of future credit losses. At 90 days or more past due, we consider our finance receivables to be nonperforming. Once the finance receivables are considered as nonperforming, we consider them to be at increased risk for credit loss.

Our net finance receivables by performing and nonperforming were as follows:

Performing	$2,453,000
Nonperforming	120,634

Total	$2,573,634

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 3.     Allowance for Loan Losses and Credit Quality Information (Continued)

Geographic Diversification: Geographic diversification of finance receivables reduces the concentration of credit risk associated with economic stresses in any one region. However, the unemployment and housing market stresses in the U.S. have been national in scope and not limited to a particular region. The largest concentrations of net finance receivables were as follows:

December 31, 2013	Amount	Percent
North Carolina	$267,309	10.39%
Pennsylvania	183,088	7.11%
Ohio	169,655	6.59%
New York	168,186	6.53%
Florida	153,326	5.96%
California	114,792	4.46%
Indiana	112,232	4.36%
Michigan	106,513	4.14%
Illinois	99,443	3.86%
Tennessee	86,941	3.38%
Other	1,112,149	43.21%

Total	$2,573,634	100.00%

Note 4.     Pledged Assets and Debt

In connection with the acquisition of the Acquired Portfolio, on April 1, 2013, the Co-Issuer LLCs sold, in a private securitization transaction, $2.2 billion of Class A notes backed by the acquired loans. The Class A Notes were acquired by initial purchasers for $2.2 billion less a $10.0 million advance reserve requirement. The stated maturity date on the Class A Notes is April 2021. Interest accrues on the Class A notes at 3.75%.

The Co-Issuer LLCs initially retained subordinated Class B Notes with a principal balance of $372 million at acquisition. During September 2013, the Co-Issuer LLCs sold the previously retained Class B Notes for $357.1 million. At December 31, 2013 the principal balance of $372 million remains outstanding. The fair value of the Class B Notes was $353.4 million as of December 31, 2013. The stated maturity date on the Class B Notes is December 2024. Interest accrues on the Class B notes at 4.00%. The proceeds from the issuance of the Class B Notes were distributed to the Company’s members as a return of capital based on each member’s initial equity contribution.

The Acquired Portfolio is pledged as collateral for the securitized debt. Both the Class A and Class B Notes (collectively the Securitized Debt) are expected to become due and to be paid prior to the stated maturity dates based on the estimated amortization of the finance receivables pledged.

The terms of the agreements related to the issuance of the Securitized Debt requires certain funds be held in restricted cash accounts to provide additional collateral for the borrowings or to be applied to make payments on the debt. The agreements require a minimum of $10 million to provide this extra collateral. The Company records this amount as restricted cash on the combined balance sheet. In addition, collections in the amount of approximately $163.8 million which are restricted for purpose of servicing the debt are also presented as restricted cash on the combined balance sheet.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 4.     Pledged Assets and Debt (Continued)

The Co-Issuer LLCs may, at their option, redeem and retire the Securitized Debt on or after the payment date occurring in May 2014. The redemption price for any redemption occurring between May 2014 and December 2014 is 101% of the Class A note balance and 100% of the Class B note balance plus accrued and unpaid interest and fees. The redemption price for any redemption occurring subsequent to December 2014 is 100% of the Class A note balance and 100% of the Class B note balance plus accrued and unpaid interest and fees.

Additionally, at any time after the principal balance of the Securitized Debt is reduced to 20% or less of the balance at issuance, SFI may purchase the finance receivables pledged as collateral for a purchase price equal to the outstanding principal balance plus accrued and unpaid interest, the amount of any deposit held in restricted cash accounts, and any expenses, indemnification amounts or other reimbursements owed the securitization trustee.

Note 5.     Related Party Transactions

On April 1, 2013, SFI entered into a servicing agreement with the Company and the loan trustee whereby SFI agreed to service the loans in the portfolio on the servicing transfer date, September, 2013. The amount of servicing fees for the period from September 1, 2013 to December 31, 2013 were $31.2 million.

At December 31, 2013, the Company recorded a payable in the amount of approximately $22.3 million due to related entities. These amounts are the result of servicing of the Company’s loan receivable portfolio performed by these related entities.

Note 6.     Fair Value Measurements

ASC 820 established a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability.

The fair value hierarchy is as follows:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, discount values, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data correlation or other means.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs would reflect an entity’s own determination about the assumptions that market participants would use in pricing the assets or liabilities.

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 6.     Fair Value Measurements (Continued)

In determining fair value, the Company uses various valuation approaches within the ASC 820 fair value measurement framework. Following is a description of the valuation methodologies used for instruments measured at fair value:

Cash and cash equivalents: The carrying amount reported on the Company’s combined balance sheet generally approximate fair value. The fair values of cash and cash equivalents are measured using Level 1 inputs.

Restricted cash: The carrying amount reported on the Company’s combined balance sheet generally approximates fair value. The fair value of restricted cash is measured using Level 1 inputs.

Finance receivables: The fair value of finance receivables is measured using Level 3 inputs. The fair value of net finance receivables, less the allowance for finance receivable losses, both non-impaired and purchased credit impaired, were determined using discounted cash flow methodologies. The application of these methodologies required management to make certain judgments and estimates based on their perception of market participant views related to the economic and competitive environment, the characteristics of the finance receivables, and other similar factors. The most significant judgments and estimates relate to prepayment speeds, default rates, loss severity, and discount rates. The degree of judgment and estimation applied was significant in light of the current capital markets and, more broadly, economic environments. Therefore, the fair value of the finance receivables could not be determined with precision and may not be realized in an actual sale. Additionally, there may be inherent weaknesses in the valuation methodologies employed, and changes in the underlying assumptions used could significantly affect the results of current or future values.

Securitized debt: The fair value of securitized debt is estimated using Level 3 inputs based on the market yield on trades of comparable debt at the end of the reporting period. The most significant judgments and estimates relate to yield, which is impacted by the interest rate and credit sensitivities of the underlying collateral pool. Management obtained a broker quote as best representation of estimated fair value.

The estimated fair values of the Company’s financial instruments at December 31, 2013 were as follows:

	Estimated Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$3,045	$3,045
Restricted cash	173,761	173,761
Finance receivables, net	2,544,773	2,572,577
Financial Liabilities:
Securitized debt - A	1,661,177	1,657,033
Securitized debt - B	353,400	353,400

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Notes to Consolidated and Combined Financial Statements (dollars in thousands)

Note 6.     Fair Value Measurements (Continued)

The following table presents information about assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy based on the level of inputs utilized to determine the fair value:

	Fair Value at December 31, 2013				Changes in Fair Value for the Period April 1, 2013 through December 31, 2013
	Total	Level 1	Level 2	Level 3
Restricted cash in mutual funds	$169,064	$169,064	$—	$—	$—
Securitized debt - Class B Notes	353,400	—	—	353,400	5,534

The change in liabilities measured at fair value on a recurring basis using Level 3 inputs is summarized as follows:

Securitized Debt, Class B Notes
Balance, beginning	$—
Issuance of Class B Notes	357,120
Transfers into Level 3	—
Transfers out of Level 3	—
Amortization of issuance discount included in interest expense	1,814
Unrealized gain included in other income	(5,534)

Balance, December 31, 2013	$353,400

SpringCastle America, LLC

SpringCastle Credit, LLC

SpringCastle Finance, LLC

SpringCastle Acquisition, LLC

Supplementary Information

Combining Balance Sheet

December 31, 2013

(dollars in thousands)

	SpringCastle America, LLC	SpringCastle Credit, LLC	SpringCastle Finance, LLC	SpringCastle Acquisition, LLC	Eliminations	Combined
Assets
Cash and cash equivalents	$—	$—	$—	$3,045	$—	$3,045
Restricted cash	—	—	10,000	163,761	—	173,761
Net finance receivables, before allowance for finance receivable losses	8,781	956,297	1,608,556	—	—	2,573,634
Allowance for finance receivable losses	—	1,057	—	—	—	1,057

Net finance receivables, after allowance for finance receivable losses	8,781	955,240	1,608,556	—	—	2,572,577
Debt issuance costs, net	145	6,441	9,438	—	—	16,024
Intercompany receivable	17,642	130,334	17,135	(166,806)	1,695	—

Total assets	$26,568	$1,092,015	$1,645,129	$—	$1,695	$2,765,407

Liabilities and Members’ equity
Liabilities
Securitized debt - class A	$16,556	$674,074	$966,403	$—	$—	$1,657,033
Securitized debt - class B, at fair value	2,120	136,412	214,868	—	—	353,400
Accounts payable and accrued expenses	113	4,051	6,219	—	—	10,383
Due to related entities	2,492	7,396	10,746	—	1,695	22,329

Total liabilities	21,281	821,933	1,198,236	—	1,695	2,043,145

Members’ equity:
Members’ equity contributions, net	2,643	170,110	267,936	—	—	440,689
Retained earnings	2,644	99,972	178,957	—	—	281,573

Total members’ equity	5,287	270,082	446,893	—	—	722,262

Total liabilities and members’ equity	$26,568	$1,092,015	$1,645,129	$—	$1,695	$2,765,407

SpringCastle Acquisition, LLC

Supplementary Information

Combining Statement of Operations

For the Period Ending December 31, 2013

(dollars in thousands)

	SpringCastle America, LLC	SpringCastle Credit, LLC	SpringCastle Finance, LLC	SpringCastle Acquisition, LLC	Eliminations	Combined
Interest income	$110	$48,870	$290,327	$—	$—	$339,307
Accretion of acquisition discount	8,008	113,787	19,954	—	—	141,749

Total interest income	8,118	162,657	310,281	—	—	481,056
Interest expense	616	27,988	43,035	—	—	71,639

Net interest income	7,502	134,669	267,246	—	—	409,417
Provision for finance receivable losses	—	9,422	51,197	—	—	60,619

Net interest income after provision for finance receivable losses	7,502	125,247	216,049	—	—	348,798

Other income	216	2,218	3,316	—	—	5,750
Operating expenses:
Servicing expenses	1,083	25,609	37,273	—	—	63,965
Other expenses	3,991	1,884	3,135	—	—	9,010

Net income	$2,644	$99,972	$178,957	$—	$—	$281,573